

Independent Accountant's Review Report

To Management of:
Aphios Pharma LLC

We have reviewed the accompanying financial statements of Aphios Pharma LLC (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Aphios Pharma LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has yet to begin generating revenue and has operated at a loss and has stated that doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
July 16, 2024

Aphios Pharma LLC
Delaware Limited Liability Company

Financial Statements

December 31, 2023 and 2022

Aphios Pharma LLC

TABLE OF CONTENTS

Financial Statements as of December 31, 2023 and 2022 and for the years then ended:

APHIOS PHARMA LLC
BALANCE SHEETS
As of December 31, 2023 and 2022   (Unaudited)

	2023	2022
ASSETS		
Current Assets:		
Cash	$ -	$ -
Total Current Assets	0	0
TOTAL ASSETS	$ -	$ -
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)		
Current Liabilities:		
Accounts payable	$ -	$ -
Due to related party	39,583	38,761
Total Current Liabilities	39,583	38,761
Long-Term Liabilities:		
Total Long-Term Liabilities	0	0
Total Liabilities	39,583	38,761
Member's Equity / Deficit		
Membership Units, unlimited units authorized		
20,046,502 units issued and outstanding		
both December 31, 2023 and 2022	(39,583)	(38,761)
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$ -	$ -

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

APHIOS PHARMA LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2023 and 2022 (Unaudited)

	2023	2022
Net revenues	$ -	$ -
Cost of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General and administration	450	10,899
Sales and marketing	372	27,526
Total Operating Expenses	822	38,425
Loss from operations	(822)	(38,425)
Other Income/(Expense)		
SAFE offering costs	-	1,998
Total Other Income/(Expense)	-	1,998
Net loss	$ (822)	$ (36,427)

APHIOS PHARMA LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the years ended December 31, 2023 and 2022 (Unaudited)

	Number of Units	Total Members' Equity/(Deficit
Balance at January 1, 2022	20,046,502	$ (2,334)
Net loss	-	(36,427)
Balance at December 31, 2022	20,046,502	(38,761)
Net loss	-	(822)
Balance at December 31, 2023	20,046,502	$ (39,582)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

	2023	2022
Cash Flows From Operating Activities:		
Net Loss	$ (822)	$ (36,427)
Adjustments to Reconcile Net Income to net cash used in operating activities:		
SAFE offering costs		(1,998)
(Increase) Decrease in accounts receivables		-
Increase (Decrease) in accounts payable and accrued expenses	-	-
Net Cash Provided in Operating Activities	(822)	(38,425)
Cash Flows From Financing Activities:		
Proceeds from related parties	822	37,141
Net Cash Provided By Financing Activities	822	37,141
Net Cash Increase (Decrease) For Period	0	(1,284)
Cash at Beginning of Period	-	1,284
Cash and Investments at End of Period	$ 0	$ 0
Supplemental Disclosure of Non-Cash Financing Activities		
Subscription receivable	-	$ (26,642)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

APHIOS PHARMA LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Aphios Pharma LLC (the "Company") is a limited liability company organized July 6, 2018 under the laws of Delaware. The Company was organized to deliver, develop, and commercialize cannabis-based drugs for the central nervous system and other debilitating disorders. The company is a subsidiary of Aphios Corporation, who is the majority shareholder owning 90% of the company's shares.

As of December 31, 2023, the Company had not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and raising capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and 2022, the Company had no cash or cash equivalents.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date there have been no revenues generated.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdictions.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits since inception, has sustained losses of $822 and $38,425 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022. As of December 31, 2023, the Company had a members' deficit of $39,582 and lacks liquidity to satisfy its obligations as they come due with no cash as of December 31, 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company has advanced funds to and received advances from a member of the Company. The amount due to the member for the years ended December 31, 2023 and 2022 totaled $39,583 and $38,761. The advances bear no interest and are considered payable on demand.

NOTE 5: MEMBERS' EQUITY/(DEFICIT)

The Company has authorized an unlimited number of membership units. 20,046,502 membership units were issued and outstanding as of both December 31, 2023 and 2022.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: SAFE AGREEMENTS

During the year ended December 31, 2021, the Company conducted an offering of Simple Agreements for Future Equity ("SAFE") under Regulation Crowdfunding and raised $26,640 from the issuance of SAFE agreements as of December 31, 2021. The funds were held in escrow with the broker as of December 31, 2021, and therefore were recorded as an escrow receivable on the balance sheet as of December 31, 2021. The Company incurred $1,998 of broker fees related to the issuance of SAFE agreements as of December 31, 2021 which was recorded to other expense in the statement of operations as the life is indeterminable. The funds were subsequently returned to the investors in 2022 since the Company did not raise the minimum funds required.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for **those goods or services. In** August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through July 16, 2024, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.